Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following letter and Frequently Asked Questions for Employees were distributed to the employees of The Gillette Company:

January 28, 2005

To my Gillette Colleagues:

I am excited to let you know that Gillette and P&G have reached an agreement under which we would combine with P&G, one of the world’s largest, most respected and most successful consumer products companies. With combined sales of $62 billion and 21 global brands with sales over $1 billion, I believe this transaction will be universally recognized as creating the best consumer products company in the world. In fact, in all the world, there are no two consumer products companies that have more complementary brands and markets. I have attached a copy of the press release on the transaction that we issued this morning.

P&G is the global leader in four of its five core businesses: Fabric and Home Care, Baby and Family Care, Beauty Care and Health Care. Much like us, P&G is committed to innovation and has created more new brands and categories than any other consumer products company. In each of the past eight years, P&G has had the first or second bestselling new consumer product in their categories in the U.S. Just as M3Power, Mach3, Venus and Oral B Cross Action have transformed the Shaving and Toothbrush categories, Swiffer, Pampers and Olay have had a similar impact on their Home Care, Baby Care and Beauty Care segments.

This decision to join forces was made after very careful consideration by our management and board of directors about the best possible future for Gillette. While we believe Gillette’s prospects have never been stronger, we also believe that this is an historic opportunity to join a growing world-class company that mirrors our vision, values and culture. I also have no doubt that this transaction will result in increased personal opportunities for future growth and success for many employees as leaders in the combined company.

Over the past four years we’ve proven our ability to transform Gillette into a successful, focused and growing company. Together with this transaction, your work since the dark days of 2001 has doubled shareholder value by adding more than $27 billion of market capitalization. In combining with P&G, we will recognize our shared vision of becoming the best consumer products company in the world.

At the same time, we know that change is difficult and creates uncertainty. In addition, this change will result in job losses. You will no doubt have many questions and concerns. Detailed plans for integrating the two companies will be developed between now and the closing of the transaction, which we expect in 4-7 months. We will keep you updated on a regular basis. I have also attached answers to a number of questions that we believe you may have. As we move forward, I ask that you continue your efforts to deliver for our customers, consumers and colleagues.

You should also know that I am personally and professionally committed to the future vision for this company. It’s a vision I share with A.G. Lafley, P&G’s CEO. To lead this effort, I plan to stay on after the transaction as Vice Chairman-Gillette and a member of the board of directors of P&G. I am also rolling over all my shares and options in Gillette into P&G stock because I believe in our future.

I want you to know that it’s important for you to hold your heads high. This transaction is the culmination of your revitalization of Gillette. At its core, our success has been driven by the functional excellence you have created. You have dedicated yourself to improving our capabilities, our costs and our innovation. You have demonstrated your ability to embrace change and at the same time preserve the core Gillette values of integrity and respect for people. I am proud of all of you. I look forward to Gillette’s bright future as an important and vibrant part of P&G.

Thank you for your ongoing commitment and contributions to our success.

Sincerely,

James A. Kilts
Chairman, President and
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Corporate Investor Relations, or from The Proctor & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202, Attention: Shareholder Services Department.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Frequently Asked Questions for Employees

      1. How will employees be affected by this transaction?

We are combing with P&G to create the premier consumer products company in the world. P&G has made it clear that it will field the best team it can find and give opportunities to associates of Gillette. As with all transactions like this, we expect this to impact some parts of the company more than others. Some positions will be eliminated, some will stay the same and others will continue, but may be located in other parts of the country. We will advise you of any decisions that impact you promptly.

      2. Do you expect a reduction in staff as a result of this merger?

Position reductions of the combined company are estimated at approximately 6,000 employees. This is about 4% of the combined company’s workforce of 140,000. We expect to offset these reductions to the extent possible through retirements, normal attrition and by limiting future hiring. We are committed to communicating with employees and managing this process openly and in a sensitive and fair manner.

      3. Will there be changes to my current compensation and benefits?

For the near term there will not be any changes. Under the merger agreement, the overall level of compensation and benefits will be maintained for 2 years following the merger. However, employee benefit programs do change periodically and that is likely to continue. Our compensation and benefits strategy will ensure that we continue to maintain competitive programs that enable the corporation to attract and retain employees.

      4. What severance benefits will be provided?

All Gillette employees who are terminated within 2 years following this transaction are protected by our change of control severance plans, which qualify them for various terms of severance pay depending on job level and time with the company.

      5. When will employees start being impacted by the merger?

We expect there to be no impact until the close of the merger, which we expect in 4-7 months.

      6. What can employees expect in the interim?

Most employees will continue to focus on their existing job responsibilities. However, some employees will be asked to participate on transition teams to help determine staffing levels and prepare for the eventual completion of the transaction. Employees who are involved on such teams will have an opportunity to help shape the future organization and should take full advantage of this an opportunity.

      7. How will retirees be affected?

There will be no impact on retirees’ pensions and we do not anticipate any changes in the retirees’ medical or other benefits as a result of this transaction. However, as with all benefits programs (for active or retired employees), the employer reserves the ability to amend, modify or terminate our retirement programs under certain circumstances.

      8. Why didn’t you tell us about this sooner?

Because P&G and Gillette are public companies, negotiations of this kind must be kept confidential to prevent speculation in their stock. We announced the merger as soon as we could after approval by the Boards of Directors and we will continue to keep you informed as we move forward toward closing.

      9. Where can I get more information about this merger?

Both companies understand that this is a period of uncertainty for employees. We will make every effort to keep you informed through our various communications as details emerge between now and closing. We will make effective use of on-line communications, and we will look to our managers to share new information and answer your questions. Also, please log onto: InSight, www.Gillette.com or www.PG.com for updated information going forward. Once the proxy statement is issued, it will give employees and shareholders a wealth of information.

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Corporate Investor Relations, or from The Proctor & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202, Attention: Shareholder Services Department.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.